FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Contact:
>Dorit Meltzer
>Director, Investor Relations
>Teva Pharmaceutical Industries Ltd.
>(011) 972-3-926-7554

<u>FOR IMMEDIATE RELEASE</u>

TEVA TO REPORT FIRST QUARTER 2004 FINANCIAL RESULTS ON
MAY 4, 2004

CONFERENCE CALL SCHEDULED FOR 09:00AM EST

Jerusalem, Israel, April 26, 2004 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its first quarter 2004 financial results on Tuesday, May 4, 2004, early in the morning (EST). The earnings release will be available on Teva's web site at www.tevapharm.com.

Teva will host a conference call and live webcast on that same day, at 09:00AM EST to discuss its first quarter results and overall business environment. A Question & Answer session will follow this discussion.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until May 11, 2004 at midnight (EST), by calling (800) 642-1687 in the U.S. or (706) 845-9291 outside the U.S. The Pass Code to access the replay is: 6986139.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Contact: Dan Suesskind
           Chief Financial Officer
           Teva Pharmaceutical Industries Ltd
           (011) 972-2-589-2840

           Bill Fletcher
           President and CEO
           Teva North America.
           (215) 591-8800

FOR IMMEDIATE RELEASE

           Dorit Meltzer
           Director, Investor Relations
           Teva Pharmaceutical Industries Ltd.
           (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF FLUMAZENIL INJECTION

Jerusalem, Israel, April 25, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for an ANDA for Flumazenil Injection, 0.1 mg/mL, which was submitted by the Company's subsidiary SICOR Inc. Final approval of this product is expected upon expiration of patent protection on October 10, 2004.

Flumazenil Injection is the generic equivalent for HLR Technology's Romazicon® Injection, a product used to reverse the sedative effects of benzodiazepines.

The brand product has annual sales of approximately $40 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                     Chief Financial Officer
                     Teva Pharmaceutical Industries Ltd
                     (011) 972-2-589-2840

                     Bill Fletcher
                     President and CEO
                     Teva North America.
                     (215) 591-8800

FOR IMMEDIATE RELEASE

                     Dorit Meltzer
                     Director, Investor Relations
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF LEVOFLOXACIN TABLETS, 250 MG, 500 MG, AND 750 MG

Jerusalem, Israel, April 26, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Levofloxacin Tablets, 250 mg, 500 mg and 750 mg.

Levofloxacin Tablets are the AB-rated generic equivalent of RW Johnson's broad spectrum antibiotic Levaquin® Tablets.

Total sales of the brand product were $1.2 billion in 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES SETTLEMENT OF CARBOPLATIN LITIGATION WITH BRISTOL-MYERS SQUIBB; WILL MARKET AND SELL PRODUCT IN THE U.S.

Jerusalem, Israel, April 27, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today the settlement of all patent litigation pending between its subsidiary Pharmachemie and Bristol-Myers Squibb Company (NYSE: BMY) relating to carboplatin injection, the generic version of cancer treatment Paraplatin®.

Under the terms of the settlement, which is subject to government review, Teva has entered into a supply and distribution agreement with Bristol-Myers Squibb for carboplatin injection (50 mg, 150 mg, 450 mg) and carboplatin aqueous solution injection (50 mg/5 ml, 150 mg/15 ml, and 450 mg/45 ml). The agreement will permit Teva to begin distributing the Bristol-Myers Squibb products for the U.S. market on June 24, 2004. A final launch date has not yet been determined but it will be prior to the expiration of the pediatric exclusivity later this year, should it be granted by the U.S. Food and Drug Administration. Financial terms of the agreement were not disclosed.

The settlement provides for Teva to continue to pursue final approval of its own abbreviated
new drug applications for carboplatin with the FDA.

Bristol-Myers Squibb's Paraplatin had US sales of $769 million in 2003.

Teva will market and sell the products in the U.S. through its newly acquired subsidiary Sicor Inc.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration

and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: April 28, 2004